Exhibit 99.38

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Lithium Americas Corp. (the “Company” or “Lithium Americas”)

1100 - 355 Burrard Street

Vancouver, BC, V6C 2G8

Item 2 Date of Material Change

January 17, 2017.

Item 3 News Release

The news release was issued on January 17, 2017 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4 Summary of Material Change

The Company and an affiliate of Jiangxi Ganfeng Lithium Co., Ltd. signed an investment agreement to fund development costs of the Company’s 50% owned Cauchari-Olaroz lithium project in Jujuy, Argentina (the “Cauchari Project”).

Item 5 Full Description of Material Change

GFL International Co., Ltd. (“Ganfeng”) signed an investment agreement (as amended by an amendment agreement dated January 19, 2017, the “Investment Agreement”) with Lithium Americas for funding to advance the construction of the Cauchari Project. Pursuant to the Investment Agreement, Ganfeng has agreed to purchase 75,000,000 common shares of the Company at a price of C$0.85 per common share (the “Private Placement”); has agreed to provide a US$125 million project debt facility (the “Project Debt Facility”); and will have the right to buy a fixed portion of the lithium carbonate production from the Cauchari Project (the “Offtake Entitlement”).

Private Placement

Ganfeng has agreed to purchase, by way of a private placement, 75,000,000 common shares of the Company at a price of C$0.85 per common share for gross proceeds of C$64 million (US$49 million). The transaction will be divided into two tranches, with an initial equity installment which closed on January 27, 2017, pursuant to which Ganfeng purchased 11,250,000 common shares (approximately C$9.6 million), and with the balance to be issued on, and subject to the terms and conditions of, the full transaction closing.

Following the close of Private Placement and assuming completion of a private placement contemplated in a concurrent Investment Agreement with BCP Innovation Pte Ltd, Ganfeng will own approximately 17.5% of the Company’s issued and outstanding common shares. The common shares issued under the Private Placement will be subject to a four month hold period from the closing date. The proceeds of the Private Placement will be used to further advance the Cauchari Project and for general corporate and working capital purposes.

Investor Rights

Provided that Ganfeng holds not less than 15% of the common shares of the Company, Ganfeng will also have the following rights, to be included in an Investor Rights Agreement to be signed upon closing:

•	the right to add a nominee to Lithium Americas’ board of directors;

•	anti-dilution rights allowing it to maintain its equity ownership interest in Lithium Americas at 17.5% (amended from 19.9%) until March 31, 2019; and

•	a registration right for the sale of its shares.

Project Debt Facility

The parties have also agreed to terms by which Ganfeng will provide Lithium Americas a Project Debt Facility of up to US$125 million, with security over 70% of Lithium Americas’ interest in the Cauchari Project, which will be used to fund a portion of the construction costs for an initial stage of development at the Cauchari Project (“Stage 1”).

The Project Debt Facility will have a six-year term, and will carry an 8.0% interest rate for the first three years, 8.5% in year four, 9.0% in year five and 9.5% in year six. The facility will become available from the transaction close date and funds will be released to Lithium Americas in instalments to cover Lithium Americas’ capital development contributions on the Cauchari Project. The terms contemplate that for the first three years, there will be no obligation to repay principal. Lithium Americas will be entitled to refinance the loan without penalty at any time after the first year. Ganfeng’s Offtake Entitlement is conditional on satisfying all funding installments under the Project Debt Facility.

Offtake Entitlement

As part of the Investment Agreement, the parties have agreed to terms of the Offtake Entitlement whereby Ganfeng will have the right to acquire 80% (amended from 70%, subject to completion of the transactions contemplated with BCP Innovation Pte Ltd) of Lithium Americas’ share of the Stage 1 production from the Cauchari Project for a period of 20 years following the commencement of commercial production.

Pricing and payment terms of the Offtake Entitlement will be the same as that applicable to SQM for its purchase of lithium carbonate production from the Cauchari Project, which is required to be equivalent to market prices and terms.

Transaction Details & Timing

The Investment Agreement and the terms of the transactions contemplated thereunder has received requisite Board approvals. Completion of the balance of the transaction closing is subject to regulatory approvals of both Ganfeng and Lithium Americas, including approval of Toronto Stock Exchange, completion of definitive agreements for the Offtake Entitlement and Project Debt Facility, as well as other conditions. Closing is expected to occur on or about March 31, 2017.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been intentionally omitted from this form.

Item 8 Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein

Chief Financial Officer

1100 – 355 Burrard Street

Vancouver, BC V6C 2G8

Telephone: 1 (778)-656-5820

Item 9 Date of Report

Dated this 27th day of January, 2017.

FORWARD-LOOKING STATEMENTS

Statements in this material change report that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this material change report includes: (i) the timing and completion of the Investment Agreement transaction; and (ii) the ability of the parties to settle definitive agreements for the Offtake Entitlement and the Project Debt Facility in accordance with the terms agreed to in the Investment Agreement; (iii) timing, completion and results of development studies on the Cauchari Project; and (iv) participation of Ganfeng in future financings. When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in the Lithium Americas’ most recently filed Annual Information Form and other continuous disclosure filings. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this material change report, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.